                                                                       Exhibit 5


NEWS RELEASE                                                     [INTEROIL LOGO]
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                  INTEROIL ANNOUNCES APPOINTMENT OF NEW AUDITOR

         JUNE 6, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that its board of directors has appointed PricewaterhouseCoopers ("PwC") as its external auditors, effective from June 6, 2005 and until the date of the company's Annual and Special Meeting to be held on June 28, 2005. Shareholders will be asked at that meeting to vote on the appointment of PwC as InterOil's auditors for the following year.

         InterOil's board of directors accepted the resignation of KPMG as its external auditor on June 6, 2005, and appointed PwC who we believe are able to more efficiently meet our multi-jurisdictional audit requirements. KPMG's resignation was not a result of any disagreement with InterOil on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure. KPMG will continue to provide services to the company subsequent to their resignation as auditors, by acting as the company's accounting and finance advisor, including providing advice and services on Sarbanes-Oxley Section 404 compliance.

         InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600


                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.